                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2001
                          ------------------------------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED].

    For the transition period from _________ to __________

                          Commission file number 1-5517

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
            Scientific-Atlanta Inc. Voluntary Employee Retirement and Investment Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
            Scientific-Atlanta, Inc.
            5030 Sugarloaf Parkway
            Lawrenceville, Georgia 30044

                              REQUIRED INFORMATION

Audited Financial Statements and Supplemental Schedule
Scientific-Atlanta, Inc.
Voluntary Employee Retirement and Investment Plan
Year ended December 31, 2001
with Reports of Independent Auditors

                            Scientific-Atlanta, Inc.
                Voluntary Employee Retirement and Investment Plan

             Audited Financial Statements and Supplemental Schedule


                          Year ended December 31, 2001


                  Contents

Reports of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................3
Statement of Changes in Net Assets Available for Benefits....................4
Notes to Financial Statements................................................5


Supplemental Schedule

Schedule of Assets (Held at End of Year)....................................12

                         Report of Independent Auditors

Plan Administrator
Scientific-Atlanta, Inc.
Voluntary Employee Retirement and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                              /s/ Ernst & Young LLP

June 24, 2002
Atlanta, Georgia

{This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.}

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Scientific-Atlanta, Inc.
Voluntary Employee Retirement and
Investment Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the SCIENTIFIC-ATLANTA, INC. VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST as of December 31, 2000 and 1999 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust as of December 31, 2000 and 1999 and the changes in its net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Atlanta, Georgia
June 8, 2001

                            Scientific-Atlanta, Inc.
                Voluntary Employee Retirement and Investment Plan

                 Statements of Net Assets Available for Benefits

                                                                  December 31
                                                           2001                  2000
                                                     -----------------------------------------
Assets
Investments, at fair value                               $248,249,396          $264,402,204
Cash                                                        2,046,855             1,363,327
Employer contributions receivable                           2,326,743             2,090,501
Due from brokers for sale of securities                     2,309,618               469,345
                                                     -----------------------------------------
Total assets                                              254,932,612           268,325,377

Liabilities
Due to brokers for purchases of securities                 (1,306,081)             (523,993)
                                                     -----------------------------------------
Net assets available for benefits                        $253,626,531          $267,801,384
                                                     =========================================

See accompanying notes.

                            Scientific-Atlanta, Inc.
                Voluntary Employee Retirement and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 2001

Additions:
   Dividends and interest                                              $  5,841,852
   Contributions:
     Participant deferrals                                               14,399,111
     Employer                                                             8,036,462
     Participant rollovers                                                1,544,827
                                                                    ------------------
Total additions                                                          29,822,252
                                                                    ------------------

Deductions:
   Benefits paid to participants or beneficiaries                       (26,877,393)
   Net depreciation in fair value of investments                        (17,002,149)
   Administrative expenses                                                 (117,563)
                                                                    ------------------
Total deductions                                                        (43,997,105)
                                                                    ------------------

Net decrease                                                            (14,174,853)

Net assets available for benefits:
   Beginning of the year                                                267,801,384
                                                                    ------------------
   End of the year                                                     $253,626,531
                                                                    ==================

See accompanying notes.

                            Scientific-Atlanta, Inc.
                Voluntary Employee Retirement and Investment Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plan

The following description of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan (the "Plan") provides only general information. Participants should refer to the plan document for a complete information.

General

The Plan is a defined contribution plan established by Scientific-Atlanta, Inc. (the "Company"). The Plan's assets are held and maintained by Fidelity Management Trust Company (the "Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Eligibility

All employees of the Company are eligible to participate in the Plan if they are at least 18 years of age, except that the following individuals shall not be eligible to participate: (i) persons, including employees, whom the Company classifies as contingent, temporary, or co-op workers because the Company employs them through a third-party company; (ii) any person rendering services to the Company purportedly as (1) an independent contractor or (2) an employee of a company providing services to the Company (even if the individual is determined to be a common-law employee of the Company entitled to credit for vesting or any other purposes under this Plan) before the date the Company actually begins to withhold federal income taxes from his/her pay, (iii) persons to whom the Company did not extend the opportunity of participating in this Plan and who agreed orally or in writing to such nonparticipant status; (iv) employees whose terms and conditions of employment are governed by a collective bargaining agreement which does not provide for their participation in the Plan and with respect to whom retirement benefits were the subject of good faith bargaining; (v) persons deemed to be employees under Code Section 4.14(o); (vi) persons classified as leased employees; (vii) employees of Scientific-Atlanta Canada, Inc. who perform substantially all of their services for the Company outside the United States; and

                            Scientific-Atlanta, Inc.
                Voluntary Employee Retirement and Investment Plan

                    Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Eligibility (continued)

(viii) nonresident aliens within the meaning of Internal Revenue Code ("IRC")
Section 7701(b)(1)(B). Eligibility for participation begins immediately upon employment, provided the individual meets the age requirement set forth above and does not fall into any of the categories of persons who are excluded from eligibility to participate by the terms of the Plan.

Contributions and Vesting

Participants may elect to contribute up to 15% of their eligible compensation, as defined by the Plan, subject to limitations imposed by the IRC.

The Company matches 100% of the participant's contribution up to 3% of his/her annual compensation plus 50% of the participant's contribution between 3% and 6% of the participant's annual compensation. The Company's matching contributions are in the form of Company common stock and are made at the end of each quarter. Participants may redirect such Company contributions to any investment option offered by the Plan as soon as the contribution is credited to his/her account. The Company also makes an additional matching contribution after the end of each plan year for the amount of quarterly matching contributions which would have been made to the Plan if the participant's contributions had not ceased due to the imposed IRC limits. The total company matching contributions for a participant will not be greater than 4.5% of the limit on annual compensation imposed by IRC limits.

Effective January 1, 2001, for each participant who is actively employed by the Company on January 1 of a Plan year and who took at least 80 hours of vacation time in the preceding Plan year, other than participants whose principal place of employment is in California, the Company will make a special profit-sharing contribution. The contribution will be a equal to an amount (not less than zero) determined by taking the number of hours of vacation earned by the participant as of December 31 of the preceding Plan year in excess of 160 multiplied by the participant's hourly rate of pay. The Company contributed approximately $130,000 for the year ended December 31, 2001.

                            Scientific-Atlanta, Inc.
               Voluntary Employee Retirement and Investment Plan

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Contributions and Vesting (continued)

Vesting is immediate for both the participant's contribution and the Company's matching contribution.

The Company may also elect to make discretionary profit-sharing contributions, which shall be determined annually by the Company. A participant is eligible for the discretionary contributions if he/she is an active employee of the Company on the last day of the plan year and has completed a year of service for such plan year. A participant's allocable share of the discretionary contribution is based on the ratio of his/her annual compensation to the annual compensation for all eligible participants for the plan year. Discretionary profit sharing contributions vest 20% after the completion of three years of service and 20% each year thereafter. The Company did not elect to make a discretionary contribution for the year ended December 31, 2001.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income (loss), the Company's contribution, and the participant's contribution. Allocations of income (loss) are based on participant account balances, as defined by the Plan.

Investment Funds

All investment elections are participant-directed. Participants may change their investment elections daily with the exception of the Fidelity Scientific-Atlanta Common Stock Fund, in which participants may only change their investment elections once each calendar month. The prospectus of each fund has specific guidelines and limitations as to the type of securities eligible for investment.

                            Scientific-Atlanta, Inc.
               Voluntary Employee Retirement and Investment Plan

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

Distribution of Benefits

Upon discontinuation of service due to termination, death, or disability, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. The form of payment is a lump-sum cash distribution.

Participant Loans

A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant's account balance and bear interest at a fixed rate over the life of the loan. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. The loan must be repaid within five years or up to ten years for the purchase of a primary residence.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries, and they act as the plan administrator. No such officer or employee receives compensation from the Plan. Administrative expenses, such as trustee fees, are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. If the Plan is terminated, each participant shall receive a payment equal to the value of the participant's account.

                            Scientific-Atlanta, Inc.
               Voluntary Employee Retirement and Investment Plan

                   Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. There was no impact on the Plan's net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from these estimates.

Valuation of Investments

Investments in mutual funds and common stock are stated at fair value, based on quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest, which approximates fair value.

Net realized gains (losses) and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. The following table summarizes the net depreciation from investments as determined by quoted market prices for the year ended December 31, 2001.

Scientific-Atlanta, Inc. common stock                     $ (3,110,135)
Mutual Funds                                               (13,892,014)
                                                       ------------------
                                                          $(17,002,149)
                                                       ==================

                            Scientific-Atlanta, Inc.
               Voluntary Employee Retirement and Investment Plan

                   Notes to Financial Statements (continued)


3. Investments

The following table presents the fair values of investments that represent 5% or more of the Plan's total net assets:

                                                                      December 31
                                                              2001                   2000
                                                      --------------------------------------------
   Fidelity Retirement Money Market Fund                    $42,832,335           $  28,014,684
   Fidelity Equity Income Fund                               23,559,629              23,841,161
   Fidelity Spartan U.S. Equity Index Fund                   23,192,678              24,271,201
   Fidelity Magellan Fund                                    43,461,801              46,604,996
   Scientific-Atlanta, Inc. Common Stock                     68,410,393             106,445,795
   Fidelity Intermediate Bond Fund                           14,207,809                     N/A

4. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 2001 that the Plan was designed in accordance with applicable sections of the IRC. The Plan was amended and restated as of May 18, 2001, to incorporate some technical revisions requested by the Internal Revenue Service in connection with granting this determination letter. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.


5. Party-in-Interest Transactions

The Plan held 2,857,577 and 2,944,369 shares of the Company's common stock on December 31, 2001 and 2000, respectively. The fair value of this stock at December 31, 2001 and 2000 is $68,410,393 and $ 106,445,795, respectively.

The Plan offers investments in mutual funds issued by the Trustee which qualify as party-in-interest transactions.

                            Scientific-Atlanta, Inc.
               Voluntary Employee Retirement and Investment Plan

                   Notes to Financial Statements (continued)


6. Subsequent Event

Effective January 1, 2002, the Plan will adopt several provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. This will not have a material impact on the Plan.

                              Supplemental Schedule
--------------------------------------------------------------------------------

                                                                      SCHEDULE I

                            Scientific-Atlanta, Inc.
                Voluntary Employee Retirement and Investment Plan

                          EIN: 58-0612397 Plan No.: 002
                               Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                          (b)
                      (b)

          Identity of issue, borrower,    Description of investment including                                 (e)
 (a)        lessor, or similar party      maturity date, rate of interest, collateral,                 Current
                                          par, or maturity value                                       Value
----------------------------------------------------------------------------------------------------------------------
  *      Fidelity Investments               Retirement Money Market Fund, 42,832,335 shares             $  42,832,335
                                            Intermediate Bond Fund, 1,376,726 shares                       14,207,809
                                            Equity Income Fund, 483,076 shares                             23,559,629
                                            Spartan U.S. Equity Index Fund, 570,686 shares                 23,192,678
                                            Magellan Fund, 417,020 shares                                  43,461,801
                                            Puritan Fund, 280,085 shares                                    4,949,099
                                            Low-Priced Stock Fund, 450,508 shares                          12,352,923
  *      Scientific-Atlanta, Inc.           Common Stock, 2,857,577 shares                                 68,410,393

         Founders Management                Founders Growth Fund, 631,476 shares                            6,649,440

         Franklin Templeton                 Templeton Foreign Fund, 399,690 shares                          3,697,136

  *      Plan Loans                         Interest rates range 7.0% to 9.0%                               4,936,153
                                                                                                        --------------
                                                                                                         $248,249,396
                                                                                                        ==============

* Indicates a party-in-interest to the Plan.

Note: Column (d) has not been presented as that information is not required.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Scientific-Atlanta, Inc. Voluntary Employee
                                  Retirement and Investment Plan and Trust

                                  By: Scientific-Atlanta, Inc.
                                  Employee Benefit Committee


                                  By:    /s/ Brian C. Koenig
                                     ----------------------------------------
                                  Name:  Brian C. Koenig
                                  Title: Senior Vice President, Human
                                         Resources

Date: July 1, 2002

                                  Exhibit Index

23.1     Consent of Ernst & Young LLP

23.2     Notice Regarding Consent of Arthur Andersen LLP